Exhibit 99.8

LINUX GOLD CORP.

CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2003

(Stated in Canadian Dollars)

Independent Auditors' Report

To the Stockholders and Board of Directors of
Linux Gold Corp.

We have audited the accompanying consolidated balance sheets of Linux Gold Corp. as at November 30, 2003 and the consolidated statements of operations and deficit, and cash flows for the nine months then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards used in the United States and Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2003 and the results of its operations and its cash flows for the nine months then ended in accordance with generally accepted accounting principles used in the United States. As required by the British Columbia Company Act we report that, in our opinion, these principles have been applied on a consistent basis.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has not generated profitable operations since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. These consolidated financial statements do not include any adjustments, which might result from the outcome of these uncertainties.

/s/ "Manning Elliott"

CHARTERED ACCOUNTANTS

Vancouver, Canada

January 29, 2004

LINUX GOLD CORP.

CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	NOVEMBER 30	FEBRUARY 28
	2003	2003

ASSETS
Current
Cash and cash equivalents	$2,634	$11,134
Amounts receivable	5,509	1,583
Marketable securities of a related company (Note 3(a))	80,000	80,000
	88,143	92,717

Natural Resource Properties (Notes 3 and 5(b))	37,844	2

TOTAL ASSETS	$125,987	$92,719

LIABILITIES

Current
Accounts payable (Note 4)	$478,503	$538,778
Accrued liabilities	14,758	16,118
Accrued liabilities to related parties (Note 5(b))	36,000	-
Due to related parties (Note 5(a))	239,157	52,056
	768,418	606,952

STOCKHOLDERS' DEFICIT
Common Stock (Note 7)
Authorized:
200,000,000 common shares without par value

Issued:
58,808,413 common shares and 57,458,413	6,787,862	6,653,662

Donated capital	220,555	205,500

Additional paid-in capital (Note 7(g))	93,969	71,357
	7,102,386	6,930,519
Deficit	(7,744,817)	(7,444,752)

Total Stockholders' Deficit	(642,431)	(514,233)

Total Liabilities and Stockholders' Deficit	$125,987	$92,719

Approved by the Directors:

"J. ROBERTSON"	J. Robertson
"J. LORETTE"	J. Lorette

LINUX GOLD CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Stated in Canadian Dollars)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	NOVEMBER 30		NOVEMBER 30
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(audited)	(unaudited)

General And Administrative
Expenses
Amortization of property,
plant and equipment	$-	$-	$-	$4,707
Amortization of discount on
convertible debentures	15,329	-	22,612	15,013
Annualized lease costs	-	-	-	2,020
Consulting and subcontract	41,655	500	157,684	500
Exploration and drilling	30,267	-	54,574	-
Filing and regulatory fees	8,070	5,426	20,479	7,196
Foreign exchange	(23,651)	-	(48,131)	-
Imputed interest	10,010	-	15,055	71,300
Investor relations	-	-	-	1,010
Management and directors fees
	21,000	10,500	31,500	31,500
Office, rent and telephone
(Note 5(b))	23,456	1,813	33,988	5,262
Professional fees	2,626	1,472	9,609	2,472
Travel	2,736	-	2,736	-
Less: Interest income	(24)	(17)	(41)	(45)

Net Loss For The Period	131,474	19,694	300,065	140,935

Deficit, Beginning Of Period	7,613,343	7,202,173	7,444,752	7,080,932

Deficit, End Of Period	$7,444,817	$7,221,867	$7,744,817	$7,221,867

Basic Loss Per Share	$-	$-	$0.01	$-

Weighted Average Number Of
Shares Outstanding	58,808,000	38,370,000	58,539,000	35,773,000

(Diluted loss per share has not been presented as the result is anti-dilutive)

LINUX GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	NOVEMBER 30		NOVEMBER 30
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(audited)	(unaudited)

Cash Flows From Operating Activities
Net loss for the period	$(131,474)	$(19,694)	$(300,065)	$(140,935)

Adjustments To Reconcile Net Loss To Cash
Amortization of property, plant and equipment	-	-	-	4,707
Amortization of discount on convertible debentures	15,329	-	22,612	15,013
Imputed interest	10,010	-	15,055	71,300
Shares issued for services	19,200	-	119,200	-
	(86,935)	(19,694)	(143,198)	(49,915)
Change in non-cash working capital items	415	14,302	(29,561)	8,269
Cash to Operating Activities	(86,520)	(5,392)	(172,759)	(41,646)

Cash Flows To Investing Activities
Mineral property option payments	(2,842)	-	(22,842)	-
Mineral property exploration costs	8,479	-	-	-
Cash Flows To Investing Activities	5,637	-	(22,842)	-

Cash Flows From Financing Activity
Advances from related parties	99,501	6,099	187,101	41,955

Increase (Decrease) In Cash And Cash Equivalents
During The Period	18,618	707	(8,500)	309

Cash And Cash Equivalents, Beginning Of Period	(15,984)	2,582	11,134	2,980

Cash And Cash Equivalents, End Of Period	$2,634	$3,289	$2,634	$3,289

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the period ended November 30, 2003:

(i)	150,000 common shares were issued with a fair value of $15,000 as part consideration under the mineral property option agreements described in Note 3(c).
(ii)	1,000,000 common shares were issued with a fair value of $100,000 pursuant to a consulting agreement.
(iii)	200,000 common shares were issued with a fair value of $19,200 in settlement of a previous rental agreement.

During the period ended November 30, 2002:

(i)	19,295,567 shares were issued with a fair value of $964,778 to settle debt.
(ii)	3,000,000 shares were issued with a fair value of $238,800 to purchase a license described in Note 7(d).

1.	NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company was incorporated February 27, 1979 in Canada under the British Columbia Company Act and was extraprovincially registered in the Province of Alberta on October 12, 1995.

The Company voluntarily delisted from the Canadian Venture Exchange on December 14, 1999.   The Company's stock currently trades on the Over the Counter Bulletin Board in the United   States under the symbol "LNXWF".

On February 20, 2003, the shareholders approved a change of name to Linux Gold Corp. and   increased the authorized share capital to 200,000,000 common shares without par value. The   Company now plans to conduct mineral exploration in Northern British Columbia and Alaska.

The Company is currently in the exploration stage and equity financing is required to provide   working capital and to meet exploration commitments. As a result of the uncertainty that is   typical in an exploration stage company, mounting losses, and the severe working capital   deficiency, there is substantial doubt about the Company's ability to continue as going concern   as ultimate success will be based on securing adequate equity financing and/or the attainment   of a commercially profitable business. These financial statements have been prepared on a   going concern basis.

2.	SIGNIFICANT ACCOUNTING POLICIES

	a)	Basis of Accounting

These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States and are presented in Canadian dollars. There are no consolidated financial statements prepared using Canadian generally accepted accounting principles; however, there would be no material reconciling items other than presentation items.

	b)	Consolidation

These financial statements include the accounts of the Company and its inactive wholly- owned US subsidiary, LinuxWizardry, Inc.

	c)	Natural Resource Properties

The Company confines its exploration activities to areas from which gold has previously been produced or to properties, which are contiguous to such areas and have demonstrated mineralization. Accordingly, the Company capitalizes the costs of acquiring mineral claims and options until such time as the properties are placed into production or abandoned. At that time, costs are amortized or written off.

Exploration and development expenditures are charged to operations as incurred.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	c)	Natural Resource Properties (continued)

The Company has adopted the Statement of Financial Accounting Standards No. 121 ("FAS 121"), "Accounting for the Impairment of Long-Lived Assets to be Disposed Of". On an ongoing basis, the Company evaluates each property based on exploration results to date, and considering facts and circumstances such as operating results, cash flows and material changes in the business climate, determines whether any of the properties may be impaired. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows on a discounted rate commensurate with the risk involved.

The amounts shown for claims and options for mineral properties, which have not yet commenced commercial production, represent costs incurred to date, and are not intended to reflect present or future values.

Amortization of claims and options relating to properties in production is provided during periods of production using the units-of-production method based on an estimated economic life of the ore reserves.

	d)	Translation of Foreign Currency Transactions

Assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange. Revenues and expenses, gains and losses, are translated at appropriate transaction date rates using a weighted average rate. Gains and losses on translation are included in operations.

	e)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

	f)	Loss Per Share

Loss per share has been calculated based on the weighted average number of shares outstanding during the period not including escrowed securities.

Loss per share does not include the effect of the potential conversions of stock options, as their effect would be anti-dilutive.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	g)	Accounting for Stock Based Compensation

The Company uses the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") in accounting for its stock based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date over the amount an employee or director must pay to acquire the stock. See Note 7(f).

	h)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

	i)	Discount on Convertible Debentures

The discount on convertible debentures is being amortized on a straight-line basis over five years, which is the life of the detachable warrants issued with the convertible debentures.

	j)	Marketable Securities

Marketable securities are recorded at cost and written down to market value if market value declines below cost other than temporarily.

	k)	Long-lived Assets

The cost to acquire long-lived assets is initially capitalized. The carrying value of long-lived assets is evaluated in each reporting period to determine if there were events or circumstances that would indicate a possible inability to recover the carrying amount. Such evaluation is based on various analyses including assessing the Company's ability to bring the commercial applications to market, related profitability projections and undiscounted cash flows relating to each application which necessarily involves significant management judgment. Where an impairment loss has been determined, the carrying amount is written- down to fair market value. Fair market value is determined as the amount at which the asset could be sold in a current transaction between willing parties.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	l)	Tax Accounting

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not.

The Company has adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109") as of its inception. The Company has incurred Canadian non-capital losses as scheduled below:

YEAR OF		YEAR OF
LOSS	AMOUNT	EXPIRATION

1997	$114,000	2004
1998	99,000	2005
1999	114,000	2006
2000	164,000	2007
2001	1,223,000	2008
2002	239,000	2009
2003	28,000	2010

	$1,981,000

Pursuant to SFAS 109, the Company is required to compute tax asset benefits for non-capital losses carried forward. Potential benefit of non-capital losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the losses carried forward in future years.

The components of the net deferred tax asset at the end of February 28, 2003 and 2002, and the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are scheduled below:

	2003	2002

Non-capital loss	$28,000	$239,000
Statutory tax rate	34%	34%

Effective tax rate	$-	$-
Deferred tax asset	9,000	81,000
Valuation allowance	(9,000)	(81,000)

Net deferred tax asset	$-	$-

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	l)	Tax Accounting (continued)

The Company also has a Canadian net capital loss of $2,773,000 which is a result of writing off its investment in its US subsidiary. This loss can be used to offset future years taxable gains and has no expiry.

The Company's inactive subsidiary has US net operating losses of approximately US$1,600,000. These losses expire between 2015 and 2017 and can only be used against taxable US income.

	m)	Interim Financial Statements

These interim unaudited financial statements have been prepared on the same basis as the annual financial statements and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and cash flows for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for a full year or for any future period.

3.	NATURAL RESOURCE PROPERTIES

	a)	Alaska Mineral Property

The Company owns a 50% joint venture interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims.

The Company has written down its interest to a nominal $1.

On December 19, 2002, the Company received regulatory acceptance of the joint venture agreement on its 50% interest in the 30 Fish Creek Claims in Alaska. Teryl Resources Corp. (a related company) issued 200,000 common shares to the Company at a fair value of $80,000 and will give the Company a 5% net royalty interest until US$2,000,000 has been received from the royalty payments. The Company will have the option to convert its 5% net royalty interest into a 25% working interest after Teryl Resources Corp. expends US$500,000 on the 30 Fish Creek Claims. Teryl Resources Corp. also agrees to expend US$500,000 over a three year period.

3.	NATURAL RESOURCE PROPERTIES (continued)

	b)	Petroleum Property

The Company owns a 1.277% net working interest in one producing well in Fayette County, Texas. This oil and gas well has been capped and, therefore, is no longer in production. The Company has written down its interest to a nominal $1.

	c)	British Columbia Mineral Properties

		i)	The Company acquired TY Area, TY Grid 2 and 3 mineral claims representing 21 units located in the Lillooet Mining Division in British Columbia under the following terms and conditions:

a)
The Company will pay $30,000 as follows: $5,000 upon execution of the Purchase Agreement (paid), $5,000 on or before June 1, 2003 (paid); $10,000 upon completion of Phase 1, no later than December 1, 2003 (paid); and $10,000 upon completion of Phase II, no later than December 1, 2004.

			b)	The Company will issue 150,000 shares as follows: 100,000 upon signing the agreement (issued) and regulatory approval and 50,000 shares upon completion of Phase III, no later than December 1, 2005.

			c)	The vendor will retain 2% net smelter return interest ("NSR"). The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

During the period the Company staked an additional three mineral claims representing 35 units.

		ii)	The Company acquired the ORO claim representing 20 units in the Lillooet Mining Division in British Columbia under the following terms and conditions:

			a)	The Company paid $5,000 upon execution of the Purchase Agreement and $5,000 on May 9, 2003.

b)
The Company will issue 100,000 shares as follows: 25,000 upon signing the agreement (issued) and regulatory approval; 25,000 shares upon completion of Phase I, no later than July 11, 2003 (issued); 25,000 upon completion of Phase II, no later than December 31, 2003; and 25,000 upon completion of Phase II, no later than June 30, 2004.

			c)	The vendor will retain a 2% net smelter return interest ("NSR"). The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

During the period the Company staked an additional mineral claim representing 5 units.

3.	NATURAL RESOURCE PROPERTIES (continued)

	c)	British Columbia Mineral Properties (continued)

The President of the Company is the registered owner of the mineral properties. The Company is preparing a trust agreement stating that these mineral claims are held in trust on behalf of the Company.

4.	ACCOUNTS PAYABLE

Included in accounts payable is US$315,145 (CDN$409,405) owing to creditors of the Company's inactive US subsidiary which discontinued its operations on June 30, 2001.

5.	RELATED PARTY BALANCES/TRANSACTIONS

	a)	Balances

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment. Imputed interest, at 15%, totalling $13,247 (2002 - $71,300) was charged to operations and treated as donated capital. Unless otherwise indicated, the following table represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

	FEBRUARY 28		NOVEMBER 30
	2003	ADVANCES	2003
	(audited)		(audited)

394754 B.C. Ltd.	$(1,580)	$-	$(1,580)
Access Information Services, Inc.	10,812	34,975	45,787
IAS Communications Inc.	(3,151)	-	(3,151)
Imaging Technologies Inc.	(4,587)	-	(4,587)
Information Highway.com, Inc.	900	-	900
JGR Petroleum, Inc.	10,425	53,874	64,299
John Robertson, President and CEO	29,630	13,258	42,888
Rainbow Network	(3,245)	56,907	53,662
Reg Technologies Inc.	3,285	-	3,285
REGI U.S., Inc.	(38)	-	(38)
SMR Investments Ltd.	3,826	18,125	21,951
Pavlik Travel Services Ltd.	1,762	-	1,762
Teryl Resources Corp.	4,017	3,554	7,571
Robertson Family Trust	-	6,408	6,408

	$52,056	$187,101	$239,157

5	RELATED PARTY BALANCES/TRANSACTIONS (continued)

	b)	Transactions

i)
Pursuant to a management services agreement, the Company paid management fees of $22,500 (2002 - $15,000) and rent of $4,500 (2002 - $4,500) to a company controlled by the President of the Company. These amounts have been included in accrued liabilities at November 30, 2003.

		ii)	The Company paid a director's fee of $9,000 (2002 - $6,000) to the President of the Company. This amount is included in accrued liabilities at November 30, 2003.

		iii)	Refer to Note 3(a) for a joint venture agreement with a related company.

iv)
Refer to Note 7(d) for acquisition of a license from a related party on November 28, 2002. The recorded amount of $25,000 was the transferor's cost. The difference between fair market value of $238,800 and cost was recorded as a deemed dividend.

		v)	Refer to Note 3(c) for ownership of mineral claims.

All related party transactions have been measured at their exchange amounts and were considered to be fair market value transactions.

6.	CONVERTIBLE DEBENTURES

The Company had offered a private placement of convertible debentures and had secured a commitment thereto for up to US$1,100,000. During fiscal 2001, the Company drew down US$800,000 in two tranches ((a) and (b) below) and during fiscal 2002 the Company drew down US$80,000 ((c)below).

a)
US$550,000 Convertible Debentures with interest at 6% per annum, the principal and interest of which may be converted into common shares at the following conversion price: the lower of: (i) 110% of the average of the two lowest closing bid prices during the ten trading days prior to the receipt of a notice of conversion or the maturity date, as applicable or (ii) 80% of the average of the two lowest closing bid prices during the five trading days prior to the receipt by the Company of a notice of conversion or the maturity date, as applicable. The maturity date was October 18, 2001. The Company received US$479,500 after paying fees of US$80,500. The Company also issued 110,000 warrants expiring October 18, 2005. 55,000 of these warrants are exercisable into 55,000 common shares at US$1.08 per share and 55,000 warrants are exercisable into 55,000 common shares at US$1.17 per share. During fiscal 2001, the Company converted debentures having a face value of US$530,000 into 4,202,595 shares at an average conversion price of US$0.083. During fiscal 2002 debentures, having a face value of US$20,000, were converted into 465,116 shares at an average conversion price of US$0.042.

6.	CONVERTIBLE DEBENTURES (continued)

b)
US$250,000 Convertible Debentures with interest at 6% per annum, the principal and interest of which may be converted into common shares at the following conversion price: the lower of (i) 110% of the average of the two lowest closing bid prices during the ten trading days prior to the receipt of a notice of conversion or the maturity date, as applicable or (ii) 80% of the average of the two lowest closing bid prices during the five trading days prior to the receipt by the Company of a notice of conversion or the maturity date, as applicable. The maturity date was October 18, 2001. The Company received US$225,000 after paying fees of US$25,000. The Company also issued 50,000 warrants expiring October 18, 2005. 25,000 of the warrants are exercisable into 25,000 common shares at a price of US$0.20 per share and 25,000 of these warrants are exercisable into 25,000 common shares at US$0.22 per share. During fiscal 2002, these convertible debentures were converted into 7,184,975 shares at an average conversion price of $0.035.

c)
US$80,000 Convertible Debentures with interest at 6% per annum, the principle and interest may be converted into common shares at the following conversion price: the lower of (i) 110% of the average of the two lowest closing bid prices during the ten (10) trading days prior to the closing date, or (ii) 65% of the average of the two lowest closing bid prices during the five (5) trading days prior to the receipt by the Company of a notice of conversion or the maturity date, as applicable. The maturity date is July 6, 2002. The Company paid fees of US$16,000. The Company also issued 16,000 warrants. These debentures were converted into 7,705,846 shares at an average conversion price of US$0.01 per share.

	d)	The Company also issued 189,046 shares during fiscal 2002 to settle accrued interest on the Convertible Debentures.

7.	COMMON STOCK

Authorized:

200,000,000 common shares without par value.

Issued:

	NUMBER OF
	SHARES	AMOUNT

Balance, February 28, 2002 (audited)	34,487,846	$5,382,584

Issued during the year:
Settlement of debt (Note 7(c))	19,295,567	964,778
Purchase of license (Notes 7(d) and 5(b))	3,000,000	238,800
Cash pursuant to a private placement (Note 7(e))	675,000	67,500

Balance, February 28, 2003 (audited)	57,458,413	6,653,662

Issued during the period:
Pursuant to mineral property option agreements (Note 7(a))	150,000	15,000
For services rendered (Note 7(b))	1,000,000	100,000
For settlement of a rent obligation (Note 7(b))	200,000	19,200

Balance, November 30, 2003 (audited)	58,808,413	$6,787,862

a)	During the period ended November 30, 2003, the Company issued 150,000 common shares at a value of $0.10 pursuant to the mineral property option agreements referred to in Note 3(c).

b)
During the period ended November 30, 2003, the Company issued 1,000,000 shares pursuant to a consulting agreement for services beginning April 2, 2003 for a period of six months. The Company was also obligated to issue 100,000 shares per month starting May 2, 2003. On July 11, 2003, the Company terminated this agreement due to non-performance and has demanded return of the 1,000,000 shares previously issued.

The Company issued 200,000 shares to settle a prior years rental agreement.

c)
On November 12, 2002, the Company issued 19,295,567 common shares in exchange for the extinguishment of US$578,867 in debt (US$0.03 per share). The market value of the shares on the date of exchange was $964,778.

7.	COMMON STOCK (continued)

d)
On November 28, 2002, the Company issued 3,000,000 common shares in exchange for a license for a secure email solution from Mailprotek.com (a related company). Mailprotek.com developed a solution to filter out viruses, worms and spamming. Mailprotek.com retains 25% of all revenues and pays 75% to the Company. The consideration of 3,000,000 common shares was issued to Mailprotek.com's subsidiary Imaging Technologies, Inc. and the market value of the shares was $238,800 but the asset was recorded at the transferor's cost of $25,000 and the difference recorded as a deemed dividend. The cost amount was originally recorded as an intangible asset. The License was written-off to operations due to the lack of historical cash flow of the License and lack of market to resell the License.

e)
On February 20, 2003, the Company issued 675,000 units at $0.10 per unit for proceeds of $67,500. Each unit consisted of one share and one warrant. Each warrant can be exercised at $0.12 per share in the first year and at $0.15 per share in the second year.

	f)	Stock Options

		i)	The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees.

		ii)	The weighted average number of shares under option and option price for the period ended November 30, 2003 is as follows:

			WEIGHTED
	NUMBER	WEIGHTED	AVERAGE
	OF	AVERAGE	REMAINING
	SHARES	OPTION	LIFE OF
	UNDER	PRICE	OPTIONS
	OPTION	(US $)	(MONTHS)

February 28, 2002 (audited)	3,200,000	$0.08	46

Granted	1,350,000	0.10
Cancelled	(1,175,000)	(0.13)

February 28, 2003 (audited)	3,375,000	0.09	51

Granted	350,000	0.10

November 30, 2003 (audited)	3,725,000	$0.09	43

7.	COMMON STOCK (continued)

	f)	Stock Options (continued)

iii)
The options are granted for services provided to the Company. Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation costs on the intrinsic value basis set out in APB Opinion No. 25. As options are granted at exercise prices based on the market price of the Company's shares at the date of grant, no compensation cost is recognized. However, under SFAS 123, the impact on net income and income per share of the fair value of stock options must be measured and disclosed on a fair value based method on a pro forma basis.

The fair value of the employee's purchase rights under SFAS 123, was estimated using the Black-Scholes model with the following assumptions for stock options granted in fiscal 2002 and 2003: risk free interest rate was 5.8%, expected volatility of 50%, an expected option life of six months and no expected dividends.

If compensation expense had been determined pursuant to SFAS 123, the Company's net loss and net loss per share at November 30, 2003 would have been as follows:

	NOVEMBER 30	FEBRUARY 28
	2003	2003
	(audited)	(audited)
Net loss
As reported	$300,065	$363,820
Pro-forma	$307,656	$363,945

Basic net loss per share
As reported	$0.01	$0.01
Pro-forma	$0.01	$0.01

g)	Additional paid in capital represents the fair market value of 176,000 warrants issued with the convertible debentures less a discount on the convertible debentures.

	NOVEMBER 30	FEBRUARY 28
	2003	2003
	(audited)	(audited)

Market value of warrants (Note 6)	$150,750	$150,750
Discount on convertible debentures accreted to operations over the life of the warrants being five years to October 18, 2005
	(56,781)	(79,393)

Net carrying value	$93,969	$71,357

8.	SUBSEQUENT EVENTS

Subsequent to November 30, 2003:

a)
The Company completed a private placement and issued 875,000 units at a price of US$0.20 per unit for proceeds of $175,000. Each unit consisted of one common share and one ½ warrant. Two ½ warrants entitles the holder to purchase one additional common share at a price of US$0.30 per share for a one year period.

	b)	62,500 common shares were issued on the exercise of 62,500 stock options for proceeds to the Company of US$6,250.

	c)	250,000 common shares were issued on the exercise of 250,000 share purchase warrants for proceeds to the Company of CDN$30,000.